UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☑          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

Mr. Dov Hershberg, a director of Compugen since 2009, resigned as a director of the Company with effect as of June 3, 2018.  Mr. Hershberg informed the members of the Board that his resignation is due to personal reasons only and not due to any disagreement with the Company.  Furthermore, Mr. Hershberg expressed his continued confidence in the Company and its direction. The Company would like to express its appreciation for Mr. Hershberg's many years of dedicated service and significant contribution to Compugen, including as a Board member and past service as Chairman of the Board.

Following the appointment of Paul Sekhri as Chairman of the Board, Compugen’s Board of Directors initiated a review of its composition and the desired talent and experience required of its members to guide the Company’s future growth as the Company plans to enter the clinic in 2018 with COM701 and pursue the various business opportunities originating from its pipeline and computational discovery capabilities.  In the search which followed, a number of new prospective board members with significant managerial, business and financial experience in the global pharma and biotech industry, have been identified. It is anticipated that these candidates will significantly enhance and support the further growth, networking and business opportunities of Compugen. The Company anticipates being able to disclose further information regarding the new composition of the Board within the coming weeks.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 4, 2018	By:	/s/ Donna Gershowitz
Donna Gershowitz
General Counsel